Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES THE COMPLETION OF A BULK SAMPLE OF 25,900 TONNES FROM THE EAST AMPHI PROPERTY

MONTREAL, January 6, 2006 – Richmont Mines announces that the milling of a bulk sample of 25,900 tonnes from the East Amphi project has been completed on January 1st, 2006. Of this tonnage, 15,800 tonnes were provided from the mining of the first four stopes of the B2 Zone while 10,100 came from development work. The average daily performance at the mill was 1,042 tonnes per day.

Furthermore, at the end of December 2005, Richmont Mines has receive a rock mechanic report for the A Zone. The technical staff of Richmont Mines is currently working on a mining plan to select the mining methods adapted to the A Zone in order to complete the interpretation of the reserves in this sector.

The complete results of the bulk sample and the calculation of the reserves and the resources of the East Amphi project will be released as soon as they become available, approximately on January 20, 2006.

Richmont Mines is a gold producer focusing its activities in the Canadian provinces of Ontario, Quebec and Newfoundland. Richmont Mines has no long-term debt and has no hedging contracts on gold or on currency. The Company has 21 million shares outstanding.

Martin Rivard
President and CEO

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

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For more information, please contact:

Julie Normandeau Investor Relations	Telephone: (514) 397-1410 Fax: (514) 397-8620
Trading symbol: RIC	Listings: Toronto - Amex

Web site: www.richmont-mines.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of __January__, 2006.

Commission File Number _____0-28816_____

_____
Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
_____
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)

Date __January 6, 2006__	By	__Jean-Yves Laliberté (signed)__
		(Signature)*
		Jean-Yves Laliberté
_____		Vice President, Finance
* Print the name and title under the signature of the signing officer.		